May 29, 2008

Gary Todd
United States
Securities and Exchange Commission
Washington. D.C. 20549

RE:	Art’s-Way Manufacturing Co., Inc.
Form 10-KSB for the fiscal year ended November 30, 2007
Filed February 20, 2008
Form 8-K dated April 7, 2008
File No. 000-05131

Dear Mr. Todd:

We have received your review findings, and would like to take this time to respond to the issues raised in your letter.

Form 10-KSB for the year ended November 30, 2007

Management’s Discussion and Results of Operations, page 16

1.
We prepared the MD&A section of our 10-KSB for the year ended November 30, 2007 based solely on the rule found in Item 303 of Regulation S-B. Item 303 does not require an assessment of critical accounting policies; however, based on our review of Securities Act Releases 33-8040 and 33-8350, we intend to undertake these disclosures in future periodic reports.

We agree with the Commission that the disclosure of specific uncertainties with accounting measurements in the financial statements may improve communication between the Company and investors. We intend to implement a disclosure system similar to the four-part regimen provided in Release 33-8040. In particular, we plan to evaluate and explain, if applicable, the effects of the Company’s critical accounting policies, management’s judgments underlying their application, and the likelihood of materially different reported financial results if different trends and uncertainties were to prevail.

Consolidated Statement of Cash Flows, page 25

2.
We agree in future filings to disclose the income statement caption that includes insurance gains, and to expand future MD&A to discuss the impacts of these gains on consolidated and segment results of operations. In the 10-KSB for the year ended November 30, 2007, the insurance gains were included in the income statement caption “Other” located in the Other Income (expense) section of the Consolidated Statements of Operations.

Note 1, Summary of Significant Accounting Policies, page 28

3.	We agree to expand the disclosures related to the appropriateness of recognizing revenue at shipment. An example of this follows:

Revenue is recognized when risk of ownership and title pass to the buyer, generally upon the shipment of the product. All sales are made to an authorized dealer that has submitted an application for dealer status, and was informed of general sales policies when approved. Any changes in Company terms are documented in the most recently published price lists. Pricing is fixed and determinable according to the Company’s published equipment and parts price lists. Title to all equipment and parts sold shall pass to the Buyer upon delivery to the carrier and is not subject to a customer acceptance provision. Proof of the passing of title is documented by the signing of the delivery receipt by a representative of the carrier Post shipment obligations are limited to any claim with respect to the condition of the equipment or parts. A provision for warranty expenses, based on sales volume, is included in the financial statements. The Company returns policy allows for new and saleable parts to be returned, subject to inspection and a restocking charge which is included in net sales. Whole goods are not returnable. Shipping costs charged to customers are included in net sales. Freight costs incurred are included in cost of goods sold. In very limited circumstances, and only upon a written customer agreement, we recognize revenue upon the production and invoicing of the products.

4.
In certain circumstances, under an OEM agreement and only upon the customer’s written request, we may recognize revenue upon the completion of production. The written agreement with the customer specifies that the goods will be delivered on a schedule to be determined by the customer, and that we will segregate the goods from our inventory. Title of the goods will pass to the buyer when the goods are complete and ready for shipment, per the customer agreement.

Amounts	2006: $1,907,470
2007: $1,307,820
To-date	2008: $1,117,663

5.
Percentage of completion accounting: Contract losses are recognized when current estimates of total contract revenue and contract cost indicate a loss. Estimated contract costs include any and all costs appropriately allocable to the contract. The provision for these contact losses will be the excess of estimated contract costs over estimated contract revenues.

Note 4, Contracts in Progress, page 32

6.
We agree in future filings to disclose the payment terms on amounts billed on long-term contracts. We also agree to disclose the amounts not expected to be collected within 12 months, and address the amounts and terms of any retainages.

Note 8, Loan and Credit Agreements, page 33

7.	In future filings we agree to present definitive disclosures regarding our compliance with debt covenants.

Note 10, Stock Option Plan, page 35

8.
In note 10 to our financial statements, we disclosed an expected dividend yield of 0.0%. In our Black-Scholes assumptions, we actually used an expected dividend yield of 0.001%, which was rounded for financial statement presentation. This amount was calculated by dividing the estimated dividends in the next year by the stock price at the option issuance date. We average the dividends from the last five years to calculate the next year estimated dividend. In future filings, we will disclose the exact amounts used in this calculation.

9.	We agree in future filings to expand our disclosures to meet the requirements of SFAS 123(R) paragraph A240. An example of our future disclosure regarding this matter follows:

On November 30, 2007, the Company has two stock options plans, which are described below. The compensation cost that has been charged against income for those plans was $41,360 and $5,360 for 2007 and 2006, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $14,000 and $1,830 for 2007 and 2006, respectively. No compensation cost was capitalized as part of inventory or fixed assets.

On January 25, 2007 the Board of Directors adopted the 2007 Non-Employee Directors’ Stock Option Plan. This plan authorizes 100,000 shares to be issued. Options will be granted to non-employee directors to purchase shares of common stock of the Company at a price not less than fair market value at the date the options are granted. Non-employee directors are automatically granted options to purchase 1,000 shares of common stock annually or initially upon their election to the Board, which are automatically vested. Options granted are nonqualified stock options and expire five years after the date of grant, if not exercised. Shares received upon the exercise of options are previously authorized, but unissued shares.

On February 5, 2007 the Board of Directors adopted the 2007 Employee Stock Option Plan which was approved by the stockholders at the Annual Stockholders’ Meeting on April 26, 2007. This plan authorizes 100,000 shares to be issued. Options will be granted to employees to purchase shares of common stock of the Company at a price not less than fair market value at the date the options are granted. Options are granted to employees at the discretion of the Board of Directors. Options granted are either nonqualified stock options or incentive stock options and expire ten years after the date of grant, if not exercised. Shares received upon the exercise of options are previously authorized, but unissued shares. Options shall vest and become first exercisable as determined by the Board of Directors. Compensation cost is determined through use of the Black Scholes model, which is communicated to employees receiving options.

The fair value of each option award is estimated on the date of grant using the Black Scholes option-pricing model. Expected volatility is based on historical volatility of the Company’s stock and other factors. The Company uses historical option exercise and termination data to estimate the expected term the options are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is calculated using historical dividend amounts and the stock price at the option issuance date.

	2007	2006
Expected Volatility	50.00%	30.01%
Expected Dividend Yield	0.0%	0.0%
Expected Term (in years)	1 - 2	10
Risk-free Rate	4.25%	4.25%

A summary of activity under the plans as of November 30, 2007, and changes during the year then ended as follows:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding at beginning of period	10,000	$3.98
Granted	23,000	$17.04
Exercised	(6,000)	$3.57		$120,170
Options outstanding at end of period	27,000	$15.20	9.1	$226,830
Options exercisable at end of period	15,000	$10.44	9.1	$28,190
Options Expired or Forfeited	0

The weighted-average grand-date fair value of options granted during the year 2007 was $5.17.

A summary of the status of the Company’s nonvested shares as of November 30, 2007, and changes during the year ended November 30, 2007, is presented below:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at beginning of period	0	0
Granted	23,000	$5.17
Vested	(11,000)	$3.41
Forfeited	0
Nonvested at end of period	12,000	$6.49

As of November 30, 2007, there was $77,880 of total unrecognized compensation cost related to non-vested share-based compensation arrangements under the plans. That cost is expected to be recognized over a weighted-average period of two years. The total fair value of shares vested during the years ended November 30, 2007 and 2006 was $41,360 and $8,375, respectively.

The cash received from the exercise of options during fiscal year 2007 was $21,430 with no tax benefit realized.

Note 13, Litigation and Contingencies, page 37

10.
Paragraphs 9 and 10 of SFAS 5 discuss the requirements to disclose both the nature of the contingent loss accrual, and the amount accrued. This information applies to Art’s-Way Manufacturing Co., Inc. in the case of warranty claims. Accrued warranties are disclosed in note 7 of the financial statements. There are no other contingent losses that had more than a remote possibility as of November 30, 2007.

Form 8-K dated April 7, 2008

11.
If the Company presents EBITDA as a performance measure in any future earnings release, it intends to do so only if such disclosure is in compliance with Item 10(e) of Regulation S-K. We do not anticipate, however, that this will be the case; as such, the Company does not intend to present EBITDA as a performance measure in future disclosures.

We at Art’s Way Manufacturing Co., Inc. acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Carrie Majeski

Carrie Majeski,
Chief Executive Officer and Chief Financial Officer